SECU[illegible] 05037939 [illegible]ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing RECEIVED FEB 28 2005 WASH. DC SECTION 213

SEC FILE NUMBER
8- 51390

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trade-PMR, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1703 NW 80th Blvd.
(No. and Street)

Gainesville, FL 32606
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cristopher M. Baldwin 352-332-1938
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephen R. Rotroff, CPA, P. A.
(Name – *if individual, state last, first, middle name*)

940 Centre Circle, Suite 2005, Altamonte Springs, FL 32714
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Cristopher M. Baldwin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trade-PMR, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Officer

Title

Notary Public

Known to me

CHARLES O. JORDAN
MY COMMISSION # DD 233599
EXPIRES: July 20, 2007
NOTARY PUBLIC STATE OF FLORIDA
ALACHUA COUNTY FLORIDA
3/24/2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADE-PMR, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004
AND
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

TRADE-PMR, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

TABLE OF CONTENTS

STEPHEN R. ROTROFF, CPA, P. A.
Certified Public Accountant and Consultant

Report of Independent Certified Public Accountant

Stockholders and Board of Directors
Trade-PMR, Inc.

I have audited the accompanying statement of financial condition of Trade-PMR, Inc. as of December 31, 2004 and related statement of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trade-PMR, Inc. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Stephen R. Rotroff, CPA, P.A.

February 14, 2004

940 Centre Circle, Suite 2005, Altamonte Springs, FL 32714
O 407.774.2044 C 321.578.0050 F 866.220.7648 srotroffcpa@msn.com

TRADE-PMR, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

Assets		
Cash & cash equivalents	$	46,508
Deposit with clearing broker		35,000
Receivables from clearing broker		20,677
Accounts receivable		899
Prepaid expenses and other current assets		7,754
Property and equipment, net of accumulated depreciation of $93,268		14,975
Other assets		2,519
Total assets	$	128,332
Liabilities and Equity		
Liabilities:		
Lease payable	$	5,616
Accounts payable and accrued expenses		15,962
Total liabilities		21,578
Stockholders' equity:		
Common stock, $.01 par value, 10,000 shares authorized; 1,620 shares issued and outstanding		16
Additional paid-in capital		559,188
Retained deficit		(452,450)
Total stockholders' equity		106,754
Total liabilities and stockholders' equity	$	128,332

The accompanying notes are an integral part of these financial statements.

TRADE-PMR, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:		
Commissions	$	455,267
Rebates and other fees		43,604
Interest		138
Other		118
Total revenue		499,127
Expenses:		
Clearing costs		148,874
Execution costs		109,354
Other operating costs		203,795
Depreciation		8,807
Total expenses		470,830
Net profit	$	28,297

The accompanying notes are an integral part of these financial statements.

TRADE-PMR, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

	Capital Stock		Additional	Retained	Total Stockholders'
	Shares	Amount	Paid-In Capital	Deficit	Equity
Balance at January 1, 2004	1,620	$ 16	$ 559,188	$ (480,747)	$ 78,457
Net profit	-	-	-	28,297	28,297
Balance at December 31, 2004	1,620	$ 16	$ 559,188	$ (452,450)	$ 106,754

The accompanying notes are an integral part of these financial statements.

TRADE-PMR, INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flow from operating activiites:		
Net profit	$	28,297
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		8,807
Increase or decrease in assets and liabilities:		
Decrease in due from clearing broker		3,609
Increase in accounts receivable		(101)
Decrease in prepaid assets		307
Increase in accounts payable and accrued expenses		1,887
Total cash provided by operating activities		42,806
Cash flow from investing activities:		
Purchase of computer equipment and software		(7,065)
Total cash used in investing activities		(7,065)
Cash flow from financing activities:		
Increase in line-of-credit		4,417
Lease transaction		2,763
Payment on line-of-credit		(1,000)
Payment of lease payable		(564)
Total cash used in financing activities		5,616
Net increase (decrease) in cash		41,357
Cash and cash equivalents at beginning of year		5,151
Cash and cash equivalents at end of year	$	46,508
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$	972
Cash paid during the year for income taxes	$	-

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Trade-PMR, Inc. (the "Company") was incorporated on October 30, 1998, in the state of Florida. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD").

The Company operates an office in Gainesville, Florida. The Company is an introducing broker-dealer and clears its trades through Sterne, Agee & Leach, Inc. (the "Clearing Broker"). Although the Company's Clearing Broker maintains the accounts of all customers, the Company remains contingently liable for customers who do not fulfill their obligations. The Company provides online brokerage services for investment advisors and individuals.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash equivalents - Cash equivalents are short-term, liquid investments with an original maturity of three months or less and are carried at cost, which approximates market value.

Due from clearing brokers - Due from clearing broker represents commissions and other monies due the Company from the Clearing Broker. An allowance for doubtful accounts is not recorded since the Clearing Broker adjusts accounts monthly to actual results.

Property and equipment – Property and equipment are recorded at cost. Ordinary repairs and maintenance are charged to expense as incurred. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of the assets.

Securities transactions - Securities transactions are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition

Income taxes - The Company accounts for income taxes according to Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred asset will not be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

Fair value of financial instruments - All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

The Company provided brokerage services to Portfolio Management & Research Inc., an investment advisory corporation owned by a majority of stockholders of the Company.

4. PROPERTY AND EQUIPMENT

Property and equipment was comprised of the following at December 31, 2004:

Computers	$ 27,510
Software	55,057
Office furniture	22,470
Leasehold improvements	3,206
	108,243
Less: accumulated depreciation	(93,268)
	$ 14,975

Depreciation expense for the year ended December 31, 2004 was $8,807.

5. DEBT

The Company entered into a lease for a computer during February 2004. The purchase price of the computer financed was $2,763 payable in 36 monthly payments of $98.87. The lease contains a bargain purchase price of $1.00 at the end of 36 months. Interest expense on the lease was $359 during the year ended December 31, 2004. The amount outstanding on the lease was $2,199 at December 31, 2004, of which $886 was short-term and due within the next twelve months.

Additionally, the Company entered into a line-of-credit arrangement with a supplier for a computer during October 2004. The purchase price was $4,417, and during the month of December 2004, the Company made a payment of $1,000 on the line-of-credit. Terms of the line-of-credit were still being negotiated as of December 31, 2004. The Company was charged $169 in finance charges for the line-of-credit during the year ended December 31, 2004.

6. INCOME TAXES

The Company applied its net profit for the year ended December 31, 2004 against the unused net loss carryover of approximately $464,000, which resulted in no taxes being payable. The remaining net loss carryover of approximately $435,000 is available for usage against future taxable income of the Company through December 31, 2023. Temporary differences are minimal.

7. CONTRACTUAL COMMITMENTS

The Company has a Clearing Agreement (the "Agreement") with the Clearing Broker that requires a cash security deposit of $35,000 be maintained at all times with the Clearing Broker during the term of the agreement and any renewals thereof. The Clearing Broker has a right to charge the security deposit for any customer obligations the Clearing Broker may accrue against the Company. The balance of the cash security deposit was $35,000 at December 31, 2004. The Agreement also calls for a minimum monthly clearing charge of $2,000.

The Company entered into a lease agreement to rent office space effective May 15, 2001. The agreement was amended on May 1, 2003 to extend the term of the lease through April 30, 2005. On September 1, 2004, the Company vacated the office space and moved to a new facility. The Company has paid its rent on the vacated facility through December 31, 2004, and will continue to pay for the facility through April 30, 2005.

The Company's entered into a new lease agreement on September 1, 2004, for its new facility. The term of the lease extends through August 31, 2007. Between September 1, 2004 and April 30, 2005, the Company is paying $1,000 per month, plus sales tax for the new facility. From May 1, 2005 through August 31, 2005, the Company will pay $2,720.83 per month, plus sales tax and common area charges for the facility.

As of December 31, 2004, the Company has the following minimum rental commitment:

2005	$ 25,767
2006	32,650
2007	21,767
Total	$ 80,184

Rent expense for the year ended December 31, 2004 was $20,447.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company's customers' securities transactions are introduced on a fully disclosed basis to its Clearing Broker. The Clearing Broker is responsible for collection of and payment of funds and receipt and delivery of securities for customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments and the Clearing Broker may charge any losses to the Company. The Company seeks to minimize the risk through procedures designed to monitor creditworthiness of the customers and proper execution of transactions by the Clearing Broker.

The Company is affiliated with three investment advisors that transact business through the Company. These advisors account for approximately 56% of the revenue of the Company.

9. NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($1,438 at December 31, 2004) or $5,000. The Company operates pursuant to the (K)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2004, the net capital, as computed, was $80,572. The Company had excess net capital of $75,572 over it minimum requirement of $5,000.

At December 31, 2004 the percentage of aggregate indebtedness to net capital was approximately 26.8% versus an allowable percentage of 1500%.

10. RECONCILIATION OF NET CAPITAL

The net capital computation shown on the Company's December 31, 2004, FOCUS IIA, and the computation shown on the attached Computation of Net Capital pursuant to SEC Rule 15c3-1 agree.

COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
TRADE-PMR, INC.
DECEMBER 31, 2004

Net capital		$ 106,754
Deductions and/or charges:		
Nonallowable assets:		
Receivables	$ 899	
Furniture and equipment, net	14,975	
Other assets	10,273	(26,147)
Net capital before haircuts		80,607
Miscellaneous haircut		(35)
Net capital		$ 80,572
Computation of basic net capital requirement:		
Minimum net capital required (6 2/3% of aggregated indebtedness)		$ 1,438
Minimum dollar net capital requirement of reporting broker or dealer		$ 5,000
Net capital requirement		$ 5,000
Excess net capital		$ 75,572
Excess net capital at 1000%		$ 78,414
Reconciliation with Trade-PMR, Inc.'s Computation:		
Net capital, as reported in Trade-PMR, Inc.'s Part IIA (unaudited) Focus Report for December 31, 2004		$ 80,572
Audit adjustments, net		-
Net capital, as shown above		$ 80,572

The accompanying notes are an integral part of these financial statements.

COMPUTATION AND RECONCILIATION OF AGGREGATE INDEBTEDNESS UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2004

Computation of aggregate indebtedness:

Total allowable liabilities from statement of financial condition	$ 21,578
Total aggregate indebtedness	$ 21,578
Percentage of aggregate indebtedness to net capital	26.78%

The accompanying notes are an integral part of these financial statements.

TRADE-PMR, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3 AS OF DECEMBER 31, 2004

Trade-PMR, Inc.. operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold funds or securities. Trade-PMR, Inc. is, therefore, exempt from the reserve formula calculations and possession and control computations.

STEPHEN R. ROTROFF, CPA, P. A.
Certified Public Accountant and Consultant

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Stockholders and Board of Directors
Trade-PMR, Inc.

In planning and performing my audit of the financial statements of Trade-PMR, Inc. (the "Company") for the year ended December 31, 2004, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that I considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

940 Centre Circle, Suite 2005, Altamonte Springs, FL 32714
O 407.774.2044 C 321.578.0050 F 866.220.7648 srotroffcpa@msn.com

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Stephen R. Rotoff, CPA, P.A.

February 14, 2005